WAIVER AGREEMENT

This Waiver Agreement (the "Waiver Agreement") is entered into as of August 18, 2009 (the "Effective Date"), by and among The RHL Group, Inc., a California corporation (the "Lender"), MMR Information Systems, Inc., a Delaware corporation ("Parent"), and MyMedicalRecords, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("MMR").

RECITALS

A.   WHEREAS, on April 29, 2009, the Parent, MMR and Lender entered into a Secured Credit Restructuring Agreement (the "Restructuring Agreement") to provide for the restructuring of MMR's credit facility with Lender, among other items.

B.   WHEREAS, in connection with the Restructuring Agreement, MMR issued to Lender a Third Amended and Restated Secured Promissory Note (the "Third Amended Note"), which amended and restated MMR's previous credit facility with Lender.

C.   WHEREAS, Parent executed a Guaranty in favor of Lender to guarantee MMR's payment of the Third Amended Note (the "Guaranty"). The Third Amended Note, Guaranty and Restructuring Agreement are referred to herein collectively as the "RHL Agreements";

D.   WHEREAS, MMR and Parent are in default under the Third Amended Note and Guaranty, respectively, as a result of the failure to make payments under the RHL Agreements when and as due (each, a "Payment Default");

E.   WHEREAS, the Lender desires to waive any and all claims it may have, or Events of Default (as defined, for purposes of this Waiver Agreement, in the Third Amended Note) which may have arisen, as a result of the occurrence of any Payment Default.

F.   WHEREAS, in consideration of such waiver, Lender shall receive a warrant to purchase eight (8) shares of Parent's common stock, par value $0.001 per share (the "Common Stock") for every dollar owed by MMR to Lender under the Third Amended Note.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.   Waiver of Payment Defaults. Lender agrees that through August 31, 2009 (the "Wavier Period"), all existing Payment Defaults and other defaults shall be suspended and temporarily waived and that Lender shall not present any notice relating to past Payment Defaults or other defaults (the "Waiver"). The foregoing Waiver by Lender shall in no event be construed as a waiver of (i) any other breach by MMR or Parent of any other provision(s) of the RHL Agreements and such Waiver shall in no way limit or impair any other rights of the Lender under or in connection with the RHL Agreements, or (ii) any future payment default or other default under any of the RHL Agreements or any of Lender's rights and remedies with respect thereto.

2.   Notice of Waiver Termination. After August 31, 2009, the Waiver Period shall automatically be extended and shall continue until such time as Lender notifies the Company in writing of its election to terminate the Waiver (the "Notice"), at which time all of Lender's rights, remedies, and claims under each of the RHL Agreements shall immediately and retroactively be restored and this Waiver Agreement shall be abrogated as if it had never been executed and it shall have no force or effect whatsoever.

3.   Opportunity to Cure. Notwithstanding the foregoing, if, prior to such time as the Company receives a Notice under Section 2, all Payment Defaults and other defaults under the RHL Agreements are cured and all principal and accrued interest owed to Lender thereunder have been paid in full, then the Waiver shall automatically become permanent.

4.   Consideration. In consideration of the waiver set forth in Section 1 above, Parent hereby agrees to issue to Lender a warrant (the "Warrant") to purchase 11,039,378 shares of Parent's Common Stock. The conversion price of the Warrant shall be equal to $0.13, the closing bid price of the Common Stock on the date immediately preceding the date of this Waiver Agreement.

5.   Effect on RHL Agreements. Other than as expressly set forth in this Waiver Agreement:

        (i)   Lender hereby expressly reserves all of its rights, remedies, and claims under each of the RHL Agreements;

        (ii)   Nothing in this Waiver Agreement shall constitute a waiver or relinquishment of (A) any Event of Default under the RHL Agreements, (B) any of the agreements, terms or conditions contained in the RHL Agreements, (C) any rights or remedies of Lender with respect to the RHL Agreements, or (D) the rights of the Lender to collect the full amounts owing and/or owed to it under the RHL Agreements; and

        (iii)   Each of MMR and Parent acknowledges and agrees that its respective liabilities and obligations under the RHL Agreements are not limited or impaired in any respect by this Waiver Agreement.

6.   Entire Agreement. This Waiver Agreement shall be construed in connection with and as part of the RHL Agreements, and all terms, conditions, representations, warranties, covenants and agreements set forth therein and each other instrument, exhibit or agreement referred to in the RHL Agreements, except as herein expressly waived, are hereby ratified and confirmed and shall remain in full force and effect.

7.   Miscellaneous.

        (i)   No provision of this Waiver Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by Lender, MMR and Parent, respectively.

        (ii)   This Waiver Agreement shall be governed by, and construed in accordance with, the laws of the State of California, to the jurisdiction of which the parties hereto submit.

(iii)   This Waiver Agreement may be executed in counterparts, which together shall constitute one Agreement.

(iv)   By their signatures below, the parties acknowledge that they have had sufficient opportunity to read and consider, and that they have carefully read and considered, each provision of this Waiver Agreement and that they are voluntarily signing this Waiver Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Waiver Agreement as of the Effective Date.

"LENDER":

THE RHL GROUP, INC.

By: /s/ _____

Name: Robert H. Lorsch _____

Title: Chief Executive Officer _____

"PARENT":

MMR INFORMATION SYSTEMS, INC.

By: /s/ _____

Name: Naj Allana _____

Title: Chief Financial Officer _____

"MMR":

MYMEDICALRECORDS, INC.

By: /s/ _____

Name: Naj Allana _____

Title: Chief Financial Officer _____